Mail Stop 4561

August 2, 2007

Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.
Unit 3409 Shun Tak Center, West Tower
168-200 Connaught Road Central
Hong Kong

> **Re:** **China Entertainment Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **Filed April 23, 2007**
> **File No. 000-29019**

Dear Ms. Wong:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.   We note you recorded a provision for amounts due from a related party. It
        appears that the related party is Colima, a parent company. Please provide to us
        management's analysis supporting your current accounting treatment for this
        provision. Within your response, please tell us the circumstances that
        necessitated this provision and why it is appropriate to expense the amount as
        opposed to recording it as a capital contribution. Please cite the specific
        accounting literature relied upon.

Consolidated Statement of Changes in Stockholders' Deficiency, page F-4

2.   We note you increased additional paid-in capital by $596 thousand when you
        retired the equity of the private company. Please tell us how you determined it
        was necessary to increase additional paid-in capital, and reference the accounting
        literature you considered.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition and provision for losses, page F-8

3.   We note you record revenue net of services charges paid to your artists. Please
        provide to us management's analysis supporting your current accounting
        presentation. Within your response please address each of the provision of EITF
        99-19.

Exhibits 31.1 and 31.2

4.   We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we
        note you have included the title of the certifying individual at the beginning of the
        certification, you have replaced the word "report" with "annual report" in
        paragraphs 2, 3, and 4, you have replaced the words "small business issuer" with
        "registrant," and you have replaced "most recent fiscal quarter (the small business
        issuer's fourth fiscal quarter in the case of an annual report)" with "fourth fiscal
        quarter" in paragraph 4(c). Please revise your certifications in future filings to
        comply with the Exchange Act Rules.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief